

May 12, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

>   **Re: T3 Motion, Inc.**
>   **Amendment No. 8 to the Registration Statement on Form S-1**
>   **Filed May 9, 2011**
>   **File No. 333-171163**

Dear Mr. Nam:

        We have reviewed your response to our letter dated May 6, 2011 and have the following additional comments.

General

1. We note your response to prior comment 1 and reissue. We continue to believe that the agreements with $500,000 Investors should be registered as separate securities. Alternatively, the negative covenants could form part of the terms of a separate class of warrants issued to the $500,000 Investors. Please amend your registration statement accordingly. Additionally, please have counsel revise the legal opinion to cover the separate securities.

        You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

>   Sincerely,

>   Max A. Webb
>   Assistant Director

cc: Via facsimile (424) 239-1882
        Ryan S. Hong, Esq.